Endovasc Appoints Marketing and Branding Expert to its Board of Directors

MONTGOMERY, Texas--November 28, 2006--Endovasc, Inc - (OTCBB: EVSC), a Business Development Company focused on acquiring and investing in companies engaged in the development of innovative cardiovascular and metabolic drugs, as well as nutraceutical supplements, is pleased to announce the appointment of Mr. Thomas Hall to its Board of Directors, effective November 28, 2006.

Mr. Hall is Founder, President & Chief Executive Officer of BrandworksPartners LLC, a packaged goods firm focused on acquiring midsize global brands for expansion in mass channels, primarily in the United States and Europe. While in this position, he has achieved an average annual sales growth rate of 36% for the company. Prior to founding BrandworksPartners, Mr. Hall was the President & Chief Operating Officer of Lansinoh Laboratories, a therapeutic lotions and baby care products company, where he was responsible for the company’s operating results, distribution and manufacturing, and was a member of its Board of Directors.

Thomas Hall’s marketing experience commenced at Procter & Gamble in Brand Management where he worked on advertising and marketing strategies, pre-market qualification, packaging, and sales force targeting on various brands such as Metamucil, Aleve, and Crest Complete. While with Procter & Gamble, he led a $50 million product introduction including a $25 million media campaign which resulted in a record 15% market share in the United States. In addition, Mr. Hall was instrumental in the prescription to over-the-counter switch of Naprosyn, where he qualified the “All Day Strong” positioning.

Following his experience with Procter & Gamble, Mr. Hall joined Beiersdorf AG as the Director, Personal Healthcare Division where he was responsible for marketing, financial performance, and product development for a $60 million business including first-aid and baby care products. Subsequently, he gained international experience by accepting the role of Director, Medical Division in Athens, Greece where he led a 35 person team and was responsible for the marketing, manufacturing and sales of therapeutic lotions, first aid, orthopedic, feminine hygiene, and birth control brands.

Mr. Hall earned a B.S. in History/Asian studies at Cornell University and subsequently earned his MBA in International Business at Georgetown University, where he was a Beta Gamma Sigma Scholar. Currently, Mr. Hall is an adjunct Professor at Northeastern University Business School and a Trustee for the Scituate Historical Society as well as a member of the Board of Directors at BrandworksPartners.

Dr. Diane Dottavio, President and Chief Executive Officer of Endovasc, Inc., commented, “We are thrilled to add Tom to our Board of Directors. His impressive and extensive marketing and branding expertise will play a significant role in the identification of new investments and management of our current portfolio companies. As Liprostin, Inc. gets closer to commercialization of its liposomal encapsulated Prostaglandin 1-E, Tom will help guide our business strategy and marketing initiatives by lending his expertise from both an operational and industry marketing perspective.”

About Endovasc, Inc.

Endovasc, Inc is focused on investing in private companies and developing and commercializing drug candidates in the areas of cardiovascular and metabolic medicine. Endovasc is organized as a business development company, and has invested in the following subsidiaries: Liprostin Inc., which holds the intellectual property for a liposomal based treatment to increase circulation and reduce leg pain in patients suffering from vascular disease; Prostent, Inc., which is developing a stent coating technology; and Nutraceutical Development Corporation, which has developed marketed technology to increase muscle mass.

For more information about Endovasc, please visit www.endovasc.com.

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The foregoing statements are made under the "Safe Harbor" Private Securities Litigation Reform Act of 1995 and may contain forward-looking statements that involve risks and uncertainties that may not be evident at the time of this release.

Contact:

Rob Johnson
936-582-5920